UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

CARACO PHARMACEUTICAL LABORATORIES, LTD.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

14075T 10 7

(CUSIP Number)

Mr. Dilip S. Shanghvi, Chairman
Sun Pharmaceutical Industries Limited
17/B Mahal Industrial Estate
Andheri (East) Mumbia 400 093 India

With a copy to:
Fred B. Green, Esq.
Bodman LLP
1901 St. Antoine Street, 6th Floor
Detroit, Michigan 48226
313-259-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 14075T 10 7	Page 2 of 11 Pages

1		NAME OF REPORTING PERSON Sun Pharmaceutical Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 30,468,680 (includes 544,000 shares of Series B Preferred Stock which are convertible on a one-to-one basis into Common Stock) (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 30,468,680 (includes 544,000 shares of Series B Preferred Stock which are convertible on a one-to-one basis into Common Stock) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,468,680 (includes 544,000 shares of Series B Preferred Stock which are convertible on a one-to-one basis into Common Stock) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.8%
14		TYPE OF REPORTING PERSON (See Instructions) HC, CO

SCHEDULE 13D/A

CUSIP No. 14075T 10 7	Page 3 of 11 Pages

1		NAME OF REPORTING PERSON Dilip S. Shanghvi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 30,468,680 (includes 544,000 shares of Series B Preferred Stock which are convertible on a one-to-one basis into Common Stock) (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 30,468,680 (includes 544,000 shares of Series B Preferred Stock which are convertible on a one-to-one basis into Common Stock) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,468,680 (includes 544,000 shares of Series B Preferred Stock which are convertible on a one-to-one basis into Common Stock) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.8%
14		TYPE OF REPORTING PERSON (See Instructions) HC, IN

SCHEDULE 13D/A

CUSIP No. 14075T 10 7	Page 4 of 11 Pages

1		NAME OF REPORTING PERSON Sun Pharma Global, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 22,086,014 (includes 544,000 shares of Series B Preferred Stock which are convertible on a one-to-one basis into Common Stock) (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 22,086,014 (includes 544,000 shares of Series B Preferred Stock which are convertible on a one-to-one basis into Common Stock) (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,086,014 (includes 544,000 shares of Series B Preferred Stock which are convertible on a one-to-one basis into Common Stock) (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55%
14		TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 13 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on September 3, 1997, as subsequently amended and supplemented by the amendments thereto filed on February 14, 2001, February 14, 2003, February 20, 2004, November 19, 2004, December 10, 2004, January 17, 2006, March 7, 2006, March 17, 2006, July 13, 2006, August 2, 2006, September 18, 2007, and December 7, 2007 (collectively, the “Schedule 13D”), which relates to the Common Stock, without par value (the “Common Stock”) of Caraco Pharmaceutical Laboratories, Ltd., a Michigan corporation (the “Company”).  All items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated in its entirety to read as follows:

(a) This Amendment is being filed jointly by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India (“Sun”), its wholly owned subsidiary corporation, Sun Pharma Global, Inc., a corporation organized under the laws of the British Virgin Islands (“Sun Global”), and by Dilip S. Shanghvi (“Mr. Shanghvi”), the controlling shareholder of Sun. Sun, Sun Global and Mr. Shanghvi are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

The Reporting Persons have entered into a Joint Filing Agreement, dated December 3, 2010, a copy of which is filed with this Amendment as Exhibit 1, pursuant to which they have agreed to file this Amendment jointly in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

Sun and Mr. Shanghvi

(b) – (c)       Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun’s and Mr. Shanghvi’s business address is 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India.

The directors and executive officers of Sun (including Mr. Shanghvi) and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun

Name	Address	Present Principal Occupation	Citizenship
Dilip S. Shanghvi	c/o Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	The Chairman & Managing Director	Indian

Sudhir V. Valia	c/o Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (East), MUMBAI – 400 059	Whole-time Director	Indian

Sailesh T. Desai	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, BARODA – 390 002	Whole-time Director	Indian

S. Mohanchand Dadha	c/o Sun Pharmaceutical Industries Limited, 10, Jeypore Nagar, Chennai - 600 086	Director	Indian

Hasmukh S. Shah	c/o Sun Pharmaceutical Industries Limited, 402, 4th Floor, R. K. Centre, Fatehgunj Main Road, Baroda – 390 002	Director	Indian

Name	Address	Present Principal Occupation	Citizenship
Keki Minu Mistry	c/o HDFC Limited, Ramon House, 5th Floor, H. T. Parekh Marg, 169, Backbay Reclamation, Churchgate, Mumbai – 400 020	Director	Indian

Ashwin S. Dani	c/o Asian Paints (India) Limited, 6-A, Shanti Nagar, Santacruz (East), Mumbai - 400055	Director	Indian

Subramanian Kalyansundaram	c/o Sun Pharmaceutical Industries Ltd. Acme Plaza, Andheri Kurla Road, Andheri (East) Mumbai – 400 020	C.E.O. and Whole-time Director	New Zealand

Executive Officers of Sun

Name	Address	Present Principal Occupation	Citizenship
Rakesh Mehta	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Sr. Vice President, (International Marketing)	Indian

Abhay Gandhi	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Exec. Vice President, (International Marketing)	Indian

T. K. Roy	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing)	Indian

Lokesh Sibbal	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing)	Indian

Sharda Crishna	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059, Maharashtra, India	Sr. Vice President (Marketing)	Indian

Kirti Ganorkar	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. Vice President (Business Development)	Indian

Vipul Doshi	Sun Pharmaceutical Industries Limited, SPARC, Tandalja, Vadodara-390 020, Gujarat, India	Exec. Vice President (Quality)	Indian

Dr. Ratnesh Shrivastava	Sun Pharmaceutical Industries, Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President (Intellectual Property Cell)	Indian

Sampad Bhattacharya	Sun Pharmaceutical Industries Limited, Halol Baroda Highway, Halol- 389 350	Vice President Operations	Indian

Uday Baldota	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Sr. Vice President Investor Relations	Indian

A. H. Khan	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Vice President (Human Resources Development)	Indian

Name	Address	Present Principal Occupation	Citizenship
Dinesh R. Desai	Sun Pharmaceutical Industries Limited, Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai – 400 059 Maharashtra, India	Vice President (Accounts)	Indian

Kamlesh H Shah	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Deputy General Manager (Accounts) & Company Secretary	Indian

Ashok I. Bhuta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Deputy General Manager (Legal & Secretarial) & Compliance Officer	Indian

Sunil P. Mehta	Sun Pharmaceutical Industries Limited, 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India	Vice President	Indian

Sun Global

(b)-(c)           Sun Global is a corporation organized under the laws of the British Virgin Islands. Sun Global is a trading and investment company and is a wholly-owned subsidiary of Sun. Sun Global’s business address is International Trust Building, P.O. Box No. 659, Road Town, Tortola, British Virgin Islands.

The directors of Sun Global and their respective business addresses, present principal occupations and citizenship are set forth below:

Directors of Sun Global

Names	Address	Present Principal Occupation	Citizenship
Harin Mehta	Flat no. 3,1, Elmunkas street, Tiszavasvari, Hungary - 4440	Managing Director	Indian

Sunil Gandhi	SuGandhManagement, Consultancy, Woodstock Asia Pacific DMCC ,Office No. 406, The Business Centre, Opp Burjuman Centre, Mashreq Bank Bldg. Bank Street, P.O. Box 12850, Dubai-UAE	Director & Secretary of Sun Global and Financial Consultant	Indian

Surendra Joshi	PO Box 696, Muttrah, Post Code No. 114, Sultanate of Oman	Director of Sun Global and Tax Consultant	Indian

There are no executive officers of Sun Global.

(d)      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

(f)    Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 (including Mr. Shanghvi) are citizens as set forth above.  Sun Global is a corporation organized under the laws of the British Virgin Islands and each of its directors named in this Item 2 are citizens as set forth above.

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety to read as follows:

On December 3, 2010, Sun and Sun Global delivered a letter (the “Proposal Letter”) to the Company’s Board of Directors proposing a going-private transaction by which Sun, Sun Global and/or one or more of their affiliates would acquire all of the outstanding shares of the Common Stock not held by Sun or Sun Global for per share consideration of $4.75 in cash (the “Proposed Transaction”).  The references to the Proposal Letter in this Amendment are qualified in their entirety by reference to the Proposal Letter itself, a copy of which is filed with this Amendment as Exhibit 2 and incorporated herein by reference as if set forth in its entirety.

Prior to the date of this Amendment and as previously disclosed in the Schedule 13D, Sun and Sun Global acquired the shares of the Common Stock and Series B Preferred Stock, no par value (“Series B Preferred Stock”) of the Company currently held by them pursuant to a number of agreements and transactions, including those described below.  Shares of Series B Preferred Stock are convertible on a one-to-one basis into shares of Common Stock after three years from the date of their issuance.

•	The Stock Purchase Agreement, dated as of April 23, 1997, between the Company and Sun, pursuant to which Sun purchased 5,300,000 shares of Common Stock;

•
The Products Agreement, dated as of April 23, 1997, between the Company and Sun, pursuant to which the Company transferred 6,346,666 shares of Common Stock to Sun and Sun Global in connection with the transfer from Sun to the Company of technology formulas for generic pharmaceutical products;

•	On November 10, 1997, in lieu of cash interest payments on Sun Global loans to the Company, Sun Global was issued 90,657 shares of Common Stock;

•
The Agreement, dated as of November 21, 2002, as amended,  between the Company and Sun Global, pursuant to which the Company transferred 13,600,000 shares of Series B Preferred Stock to Sun Global in connection with the transfer from Sun Global to the Company of new generic drugs; and

•
In 2004, Sun acquired 3,452,291 shares of Common Stock and options to acquire 1,679,066 shares of Common Stock from two former directors and other individuals and entities which Sun exercised in December 2004.

If consummated, the Proposed Transaction would result in the occurrence of one or more of the events specified in clauses (a) through (j) of Item 4 of Schedule 13D, including (i) the acquisition by Sun, Sun Global and/or one or more of their affiliates of additional shares of Common Stock, (ii) the merger of the Company into Sun, Sun Global or one of their affiliates, (iii) the delisting of the Common Stock from the NYSE Amex Stock Exchange, and (iv) the termination of registration of the Common Stock under Section 12 of the Act.  In the event that the Proposed Transaction is not consummated, the Reporting Persons will consider all available courses of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.

ITEM 5.	Interest in Securities of the Issuer

Items 5(a), (b), and (c) are hereby amended and restated in their entirety to read as follows:

(a) and (b)  The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are hereby incorporated by reference in this Item 5.  The percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons is based on 39,635,194 shares of Common Stock outstanding as of November 5, 2010, as disclosed on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the SEC on November 8, 2010 and 544,000 shares of Series B Preferred Stock outstanding as of the date hereof.

Mr. Shanghvi, together with his associate companies, is the majority shareholder of Sun.  Sun Global is a wholly-owned subsidiary of Sun.  As a result of these relationships (i) Mr. Shanghvi and Sun share voting and dispositive power of the 8,382,666 shares of Common Stock of which Sun is the record holder and (ii) Mr. Shanghvi, Sun and Sun Global share voting and dispositive power of the 21,542,014 shares of Common Stock and 544,000 shares of Series B Preferred Stock (which is convertible into shares of Common Stock on a one-for-one basis on December 5, 2010) of which Sun Global is the record holder.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment beneficially owns any shares of Common Stock or has the right to acquire any shares of Common Stock.

Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the other persons listed in Item 2 of this Amendment presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock that they may be deemed to beneficially own.

(c) Except as disclosed in this Amendment, none of the Reporting Persons or, to the best of their knowledge, any of the other persons named in Item 2 of this Amendment has effected any transaction in shares of Common Stock or Series B Preferred Stock during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2010

By:	/s/ Dilip S. Shanghvi
Name:	Dilip S. Shanghvi

SUN PHARMACEUTICAL INDUSTRIES LIMITED

By:	/s/ Dilip S. Shanghvi
Name:	Dilip S. Shanghvi
Title:	Managing Director

SUN PHARMA GLOBAL, INC

By:	/s/ Harin Mehta
Name:	Harin Mehta
Title:	Director

EXHIBIT INDEX

Exhibit	Description

1.	Joint Filing Agreement, dated December 3, 2010, among the Reporting Persons (filed herewith).

2.	Letter to the Board of Directors of Caraco Pharmaceutical Laboratories, Ltd., dated December 3, 2010 (filed herewith).